AXA PREMIER VIP TRUST

1290 Avenue of the Americas

New York, New York 10104

                                June 20, 2008

VIA EDGAR

Mr. Jason Fox

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Form N-CSR and Form N-SAR of
AXA Premier VIP Trust (File Nos. 333-70754; 811-10509)

Dear Mr. Fox:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on May 21, 2008 concerning the Form N-CSR and Form N-SAR filings of AXA Premier VIP Trust (the “Trust”), which were filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2008 and February 29, 2008, respectively, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Form N-CSR or Form N-SAR filings.

FORM N-CSR FILING

1.	Portfolio Results and Commentary – Understanding Your Expenses

For each Portfolio, under the section entitled “Understanding Your Expenses,” add disclosure that the figures in the expense example do not include any contract charges that may be imposed by the insurance company.

The Trust undertakes to include the requested disclosure in its future filings on Form N-CSR.

2.	Financial Statements – Statement of Operations

To the extent that any portfolio engaged in short sales, disclose any interest paid in connection with such short sales as a separate line item in the Statement of Operations.

Although the Multimanager Core Bond Portfolio engaged in short sales during the fiscal year ended December 31, 2007, these short sales did not have any associated interest expenses because the short sales involved “to be announced” securities. No other Portfolio of the Trust engaged in short sales during the fiscal year ended December 31, 2007.

3.	Notes to Financial Statements – Note 1 – Fees Paid Indirectly

State separately whether any portfolio received cash via the brokerage service arrangements described in Note 1. If a portfolio has received cash, such payments should be classified as realized gain/loss on the portfolio’s statement of operations.

No Portfolio received cash from the brokerage service arrangements described in Note 1 to the Trust’s financial statements.

FORM N-SAR FILING

In an amendment, please file the correct accountant’s report on internal control. The wrong exhibit appears to have been filed for fiscal years ended December 31, 2006 and December 31, 2007.

The Trust has filed with the SEC today an amended Form N-SAR (including exhibits) for each of the following periods:

•	Fiscal year ended December 31, 2005;
•	Fiscal year ended December 31, 2006; and
•	Fiscal year ended December 31, 2007.

MISCELLANEOUS

Please provide responses to the comments via EDGAR correspondence by Friday, June 20, 2008.

This response letter has been filed in the form of EDGAR correspondence.

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Should you have any further comments on these matters, or any questions, please contact me at 212 314-2707.

Sincerely,

/s/ Armando Capasso
Armando Capasso
Vice President and Assistant Secretary

cc:	Patricia Louie, Esq.
Mark C. Amorosi, Esq.

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